FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 30, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 30, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has received a technical report dated January 5, 2007 entitled “Diamond Drill Report on the Picale Property, Baja Clifornia Norte IOCG Project (Alisitos Project) – Baja California Norte, Mexico” with respect to the results of drilling at its Picale prospect and provides information with respect to the results of that drilling.

Item 5.	Full Description of Material Change

The Issuer has received a technical report dated January 5, 2007 entitled “Diamond Drill Report on the Picale Property, Baja California Norte IOCG Project (Alisitos Project) – Baja California Norte, Mexico” prepared by Gary D. Belik, P.Geo., and the information in this material change report is summarized from that report (a copy of which has been filed on SEDAR).

At Picale, fifteen of the sixteen boreholes intersected the target magnetite manto horizon at downhole depths ranging from 69 metres on the east of the property to 263 metres in the westernmost borehole.  The subsequent geochemcial assays indicate that insufficient copper mineralization is present to form an economic orebody.  Consequently, the Picale property has been returned to the vendor and the Issuer will re-focus on other priority targets within the district.

The 2,500 metre, sixteen borehole, drill program was designed to test for extensions of the newly discovered Picale copper bearing magnetite manto, where initial drilling intersected high-grade copper mineralization over an area of approximately 250 square metres (four intercepts which average 6.35 metres @ 2.7% copper and 0.2 g/t gold - see news releases of January 5th and March 29th, 2006 for details).

Results

The most recent drilling has tested an area of approximately 1,300 metres north-south by 1,250 metres east-west for shallow-dipping (flat lying) iron oxide copper-gold mineralization.  The current results indicate that the property is under-lain by a large geochemically anomalous magnetite copper – gold replacive body within which scattered to locally isolated higher grade copper ‘pods’ are present.  On the basis of the currently available information these higher grade pods display poor intra-hole continuity and are considered unlikely to have formed a significant orebody.

A summary of the recent drilling results includes:

Borehole No.	From (m)	To (m)	Interval (m)	Grade
				Copper %	Gold g/t
05-PC-10	77.03	84.15	7.12	0.81	0.07
incl.	81.36	82.8	1.44	1.42	0.21
06-PC-11	72.88	77.93	5.05	1.43	0.11
incl.	72.88	73.32	0.44	7.66	0.74
06-PC-12	89.5	91.5	2.00	0.26	0.02
06-PC-13	90.0	93.3	3.3	0.65	0.04
incl.	91.0	92.0	1.0	1.34	0.07
06-PC-14	69.75	71.1	1.35	0.21	0.02
incl.	135.35	137.0	1.65	0.62	0.06
06-PC-16	159.45	137.35	7.90	1.07	0.12
06-PC-23	228.64	242.79	14.15	1.15	0.1
incl.	229.85	230.9	1.05	6.47	0.5
06-PC-24	242.49	250.53	8.04	0.54	0.02
06-PC-25	253.25	262.94	9.69	0.45	0.01

Note:

Boreholes 06-PC-15, and 17 to 21 intersected the magnetite manto horizon and are geochemically anomalous with values in the below 0.2% copper range.  Borehole 06-PC-22 failed to intersect the target and consequently was not sampled.

Qualified Person and Quality Control/Quality Assurance

Gary D. Belik, P.Geo., a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The initial work program at Picale was designed and implemented by Cardero.  Cardero’s consulting geologist, Gary D. Belik, P. Geo., supervised all aspects of the work, including the quality control/quality assurance and data verification program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then security sealed and collected by ALS Chemex Mexico for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this material change report, which has been prepared by management.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Baja Norte Mexico project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located,  the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

February 5, 2007